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~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50450

SEC MAIL PROCESSING
Received
FEB 26 2018
WASH D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTROCK CAPITAL MANAGEMENT, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

754 CHESTNUT RIDGE ROAD
(No. and Street)

CHESTNUT RIDGE (City) NY (State) 10977 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEHMAN NEWMAN FLYNN VOLLARO, CPAS, PC
(Name – *if individual, state last, first, middle name*)

534 BRODHOLLOW ROAD SUITE 302 (Address) MELVILLE (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, RABINDRA NATH BHATTACHARYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTROCK CAPITAL MANAGEMENT, INC., as of DECEMBER 31ST, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely [illegible]stomer, except as follows:

MARLONDE PIERRE LOUIS
Comm. Exp. 5/18/19
NOTARY PUBLIC
Comm. No. 01PI6323514
STATE OF NEW YORK

[illegible signature]
Signature

Managing Partner
Title

[illegible signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTROCK CAPITAL MANAGEMENT, INC.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2017

WESTROCK CAPITAL MANAGEMENT, INC.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2017

TABLE OF CONTENTS

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD • SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Westrock Capital Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westrock Capital Management, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Westrock Capital Management, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Westrock Capital Management, Inc.'s management. Our responsibility is to express an opinion on Westrock Capital Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westrock Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I-Computation of Net Capital, Schedule II-Computation for Reserve Requirements and Schedule III-Information Relating to Possession or Control Requirements have been subjected to

audit procedures performed in conjunction with the audit of Westrock Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Westrock Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I-Computation of Net Capital, Schedule II-Computation for Reserve Requirements and Schedule III-Information Relating to Possession or Control Requirements is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lehman Flynn Vollaro CPA's

We have served as Westrock Capital Management, Inc.'s auditor since 2015.

Melville, New York

February 22, 2018

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current assets:	
Cash and cash equivalents	$ 42,404
Due from clearing broker	25,885
Investment - securities owned at fair market value	1,109,104
Total current assets	1,177,393
Capitalized assets, net of accumulated depreciation and amortization of $188,348	14,788
Deposit held by broker	15,000
Other assets	685
Total assets	$1,207,866

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses and accounts payable	$ 18,296
Due to broker	511,151
Total liabilities	529,447
Stockholder's equity	
Capital stock – no par value, $250 stated value	
Authorized – 1,000 shares	
Issued and outstanding – 40 shares	10,000
Additional paid-in capital	146,976
Retained earnings	521,443
Total stockholder's equity	678,419
Total liabilities and stockholder's equity	$ 1,207,866

The accompanying notes are an integral part of this statement.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:	
Commission and fees	$ 236,349
Interest and dividends	21,262
Other income	10,133
Net realized and unrealized gain/(loss) on investments	282,746
Total revenues	550,490
Expenses:	
Clearing and regulatory charges	45,136
Payroll and related expenses	16,761
Rent	48,000
Depreciation and amortization	9,717
Interest expense	26,862
Insurance	4,685
Travel	6,990
Professional fees	4,500
Pension Expense	13,140
Office and other expenses	53,863
Total expenses	229,654
Net Income	$ 320,836

The accompanying notes are an integral part of this statement.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Stock At Stated Value	Additional Paid – In Capital	Retained Earnings	Total
Balance, January 1, 2017	$10,000	$146,976	$253,813	$410,789
Stockholders' contributions	-	-	-	-
Stockholders' distributions	-	-	(53,206)	(53,206)
Net income	-	-	320,836	320,836
Balance, December 31, 2017	$10,000	$146,976	$521,443	$678,419

The accompanying notes are an integral part of this statement.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net Income	$ 320,836
Adjustments to net income:	
Depreciation and amortization	9,717
Changes in assets and liabilities:	
Due from broker	1,672
Prepaid expenses	253
Accrued expenses and accounts payable	1,358
Investments at fair market value, net	(406,902)
Due to broker	130,233
Net cash provided by operating activities	57,167
Cash flows from investing activities:	
Purchase of equipment and furniture	(2,288)
Cash flows from financing activities:	
Shareholders' distributions	(53,206)
Net change in cash and cash equivalents	1,673
Cash and cash equivalents, beginning of year	40,731
Cash and cash equivalents, end of year	$ 42,404

Supplemental Disclosures:	
Interest paid	$26,862
Income taxes paid	50

The accompanying notes are an integral part of this statement.

Note 1 – Business Description

Westrock Capital Management, Inc. (the Company), an S Corporation, was incorporated in the State of New York on July 1, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company's operations primarily consist of securities transactions performed on an agency basis for customers.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments with maturity of three months or less to be a cash equivalent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures and Equipment

Capitalized assets are recorded at costs and depreciated over their estimated useful lives using accelerated methods.

Revenue Recognition

Securities owned are recorded at fair value based on quoted market prices. Securities transactions and related clearing expenses are recorded on the trade date basis. Unrealized and realized gains and losses are reported on a net basis.

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting

Subsequent Events

ASC 855 Subsequent Events sets forth general accounting disclosure requirements for events that occur subsequent to the balance sheet date but before the Company's financial statements are issued. The Company has evaluated events through February 22, 2017, the date the financial statements were available to be issued.

Compensated absences

Compensated absences for sick pay and personal time have not been accrued since they cannot be reasonably estimated. Our policy is to recognize these costs when actually paid.

Note 3 – Clearing Agreements

In September 2015, the Company entered into a clearing agreement with COR Clearing, Inc. to carry the customer's accounts of its trading business, including the cash and margin accounts, to clear all transactions on a fully disclosed basis.

Note 4 – Investments

The Company's investments in marketable securities are presented at fair market value based upon quoted prices in active markets. Investment income is recognized when earned. Investments with maturities of less than one year from the balance sheet date are classified as current assets.

At December 31, 2017, investments consist of the following:

	2017
Equity securities	$1,109,104

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to assess.
Level 2 - inputs are inputs (other than the quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3 - inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2017, the Company's investments are classified as follows based on fair values:

Category	2017 Fair Value
Level 1	$1,109,104
Level 2	-
Level 3	-
	$1,109,104

Beginning 2018 Westrock will classify Investment in Securities as Available for Sale Securities, instead of Trading Securities. Consequently, changes in appreciation or depreciation will be a part of stockholders' equity as other comprehensive income and not the Income Statement. For 2017, net changes in investment will be still remain the sum of realized gains and unrealized gain or loss on investments.

Note 5 – Capitalized Assets

At December 31, 2017, capitalized assets consist of the following:

Leasehold improvements	$ 111,352
Furniture and equipment	91,784
	203,136
Less: accumulated depreciation and amortization	188,348
	$ 14,788

Depreciation and amortization expenses for the year ended December 31, 2017 is $9,717.

Note 6 – Net Capital Requirements

As a member of the Financial Industry Regulatory Authority, Inc. the Company is subject to the net capital rule adopted and administered by the Association. The rule prohibits a member from engaging in securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of December 31, 2017, the Corporation's ratio of aggregate indebtedness to net capital was 4.05% and its net capital was $446,552 compared with a net capital requirement of $5,000.

Note 7 – Income Taxes

The Company has elected to be treated as an "S" corporation for Federal and State income tax purposes. Under the provisions of Subchapter S, the Company does not pay federal corporate income taxes on its taxable income. Corporate income or loss is included in the shareholders' individual income tax return. The statute of limitation for examination by Internal Revenue Service and New York State for the federal and state tax returns has expired for tax years before 2014.

Note 8 – Commitments and Contingencies

The Company is committed to a lease of an office building, which is owned by the Company's shareholders. The annual rent expense for 2017 was $48,000.

Note 9 – Concentrations

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2017, the Company provided services to 10 major customers, resulting in revenues of approximately 90% of the Company's total revenues

Note 10 – Pension Expense

The Company has a Simplified Employee Pension (SEP). The contributions to the plan for owners and employees must be in the same percentage and cannot exceed the lesser of 25% of compensation (salary and earnings for owners) or $55,000. Pension expense for the year ended December 31, 2017 was $13,140.

Note 11 – Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $15,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker (commissions earned) is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract as a loss.

SCHEDULE I

WESTROCK CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Total stockholders' equity from Statement of Financial Condition	$ 678,419
Total non-allowable assets from Statement of Financial Condition	(15,473)
Haircuts on firm investments including undue concentrations	(211,394)
Net capital	$ 451,552
Minimum net capital required on aggregate indebtedness (6 2/3% of aggregate indebtedness)	$ 1,220
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 446,552
Total A.I. liabilities from Statement of Financial Condition	$ 18,296
Ratio: Aggregate indebtedness to net capital	4.05%

SCHEDULE 1 (CONTINUED)

WESTROCK CAPITAL MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(X-17A-5)
DECEMBER 31, 2017

	Focus Report- Part IIA Period ended December 31, 2017	Adjustments	Annual Financial Statements at December 31, 2017
Computation of net capital:			
Total stockholders' equity from Statement of Financial Condition	$ 678,419	$ -	$ 678,419
Total non-allowable assets from Statement of Financial Condition	(15,473)	-	(15,473)
Haircuts on firm investments including undue concentrations	(211,394)	-	(211,394)
Net capital	$ 451,552	$ -	$ 451,552

SCHEDULE II

WESTROCK CAPITAL MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(ii) of the Rule. The Company has all customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption as of December 31, 2017.

SCHEDULE III

WESTROCK CAPITAL MANAGEMENT, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(ii) of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption as of December 31, 2017.

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD · SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
of Westrock Capital Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Westrock Capital Management, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Westrock Capital Management, Inc. for the year ended [Fiscal Year End Date] , solely to assist you and SIPC in evaluating Westrock Capital Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Westrock Capital Management, Inc.'s management is responsible for Westrock Capital Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lehman Flynn Vollaro CPA's

Melville, New York

February 22, 2018

WESTROCK CAPITAL MANAGEMENT, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2017

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment	$369.72
Less Payments Made: (Paid July 16, 2017)	(169.76)
(Paid January 20, 2018)	(191.56)
(Paid February 16, 2018)	(8.40)
Total Assessment Balance or (Overpayment)	$ -

See Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures

WESTROCK CAPITAL MANAGEMENT, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2017

Total Revenue		$ 550,490
Additions:		
1-Revenues from the securities business of subsidiaries and predecessors not included above		-
2-Net loss from principal transactions in securities in trading accounts		-
3-Net loss from principal transactions in commodities in trading accounts		-
4-Interest and dividend expense deducted in determining total revenue		-
5-Net loss from management of or participation in the underwriting or distribution of securities		-
6-Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in in underwriting or distribution of securities		-
7-Net loss from securities in investment accounts		-
Total additions		550,490
Deductions:		
1-Revenues from the distribution of shares of a registered open end Investment company or unit investment trust, from the sale of variable Annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products		-
2-Revenue from commodity transactions		-
3-Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		-
4- Reimbursements for postage in connection with proxy solicitation		-
5- Net gain from securities in investment accounts		282,746
6- 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
7- Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act		-
8- Other revenue not related either directly or indirectly to the securities business		-
9- (i) Total interest and dividend expense but not in excess of total interest and dividend income	21,262	
(ii)40% of margin interest earned on customers securities accounts	-	
Greater of (i) or (ii)		21,262
Total deductions		304,008
SIPC Net Operating Revenues		246,482
General Assessment @ .0015		$ 369.72

See Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD · SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Westrock Capital Management, Inc.

We have reviewed management's statements, included in the accompanying Affirmation of Exemption Declaration Certification, in which (1) Westrock Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westrock Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Westrock Capital Management, Inc. stated that Westrock Capital Management, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Westrock Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westrock Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lehman Flynn Vollaro CPA's

Melville, New York

February 22, 2018

Westrock
Capital Management, Inc.
Member NASD, SIPC

AFFIRMATION OF EXEMPTION DECLARATION CERTIFICATION

Westrock Capital Management is claiming an exemption from Rule 15c3-3 based on the exemptive provision (k) (2) (ii) under Securities Exchange Act of 1934 as all customer transactions are cleared through COR clearing a clearing firm on a fully disclosed basis. Westrock operates under the "(k)(2)(ii)" exemption of this Rule, because it meets the following condition:

The broker-dealer is an introducing broker-dealer who clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer (COR clearing), and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and properly maintains and preserves such books and records.

Westrock's associated persons are required to fully understand and comply with the following (under SEA Rules 17a-3 and 4):

- Checks made payable to the clearing firm (COR clearing) received from clients should be forwarded promptly to the proper processing area which will forward them to the clearing firm (or product sponsor) after logging them in the Checks Received and Delivered Blotter. In the event a check made payable to Westrock is received from a client, it must be recorded in the Checks Received and Delivered Blotter before being returned promptly to the client with written instructions on how to properly remit payment.
- Accepting cash from a client is not permitted. In the event cash is mistakenly received from a customer, it must be recorded in the Cash Received Blotter before being returned promptly to the client with written instruction on how to properly remit payment and Westrock's policy to not receive cash. Westrock's AML procedures manual should be consulted for additional procedures, if any.
- Checks in payment of customer transaction may not be written on a Registered Representative's own personal or business account;
- In the event securities are received from a customer, they must be logged into the Securities Received and Delivered Blotter and promptly returned to the client with instructions on sending certificates to the clearing firm.
- With regard to redeeming securities, there may not be a sharing in the profits and losses of a client or an agreement to purchase a security from a client at some future date; and
- Misappropriation, stealing, or conversion of customer funds is prohibited and constitutes serious fraudulent and criminal acts. Examples of such acts include unauthorized wire or other transfers in and out of customer accounts, borrowing customer funds, converting customer checks that are intended to be added or debited to existing accounts, or taking the cash values of insurance contracts or other liquidation values of securities belonging to customers.

Westrock met the exemption provision through-out the entire fiscal year 2017 without any exception.

Signature: ____________________ **Date:** 2/1/18

Title: Managing Partner

Phone: 845.371.8800 Fax: 845.371.7689
754 Chestnut Ridge Road Chestnut Ridge, NY 10977